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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 8)


                        LAZARE KAPLAN INTERNATIONAL INC.
                   -----------------------------------------
                                (Name of issuer)


                     Common Stock, $1.00 Par Value Per Share
                   -----------------------------------------
                         (Title of class of securities)


                                   521078-10-5
                         -----------------------------
                                 (CUSIP number)


                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
            555 Fifth Avenue, New York, New York 10017 (212) 984-7700
                     Attn: Frederick R. Cummings, Jr., Esq.
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)


                                December 17, 1996
                   ------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                         (Continued on following pages)


                                Page 1 of 7 pages






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CUSIP No. 521078-10-5                                          Page 2 of 7 pages


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1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                      Maurice Tempelsman
                      S.S. No. ###-##-####

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2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)                                         (a) [X]
                                                                   (b) [ ]

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3.      SEC Use Only


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4.      Source of Funds (See Instructions)                         N/A


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                    [ ]


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6.      Citizenship or Place of Organization                       United States


--------------------------------------------------------------------------------
                             7.     Sole Voting Power              3,438,825
        Number of Shares    ----------------------------------------------------
          Beneficially       8.     Shared Voting Power            0
         Owned by Each      ----------------------------------------------------
           Reporting         9.     Sole Dispositive Power         3,438,825
          Person With       ----------------------------------------------------
                             10.    Shared Dispositive Power       0
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each
        Reporting Person                                           3,438,825

--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                          [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)         42.7%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)                IN





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CUSIP No. 521078-10-5                                          Page 3 of 7 pages


--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                      Leon Tempelsman
                      S.S. No. ###-##-####

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)                                         (a) [X]
                                                                   (b) [ ]

--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)                         N/A

--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                    [ ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization                       United States

                             ---------------------------------------------------
                             7.     Sole Voting Power              1,710,079
        Number of Shares     ---------------------------------------------------
          Beneficially       8.     Shared Voting Power            0
         Owned by Each       ---------------------------------------------------
           Reporting         9.     Sole Dispositive Power         1,618,057
          Person With        ---------------------------------------------------
                             10.    Shared Dispositive Power       0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each
        Reporting Person                                           1,860,629

--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                          [ ]

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13.     Percent of Class Represented by Amount in Row (11)         22.7%

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14.     Type of Reporting Person (See Instructions)                IN






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CUSIP No. 521078-10-5                                          Page 4 of 7 pages


--------------------------------------------------------------------------------
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                      Leon Tempelsman & Son
                      I.R.S. No. 13-3208438
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)                                       (a) [X]
                                                                 (b) [ ]

--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)                       N/A


--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                  [ ]


--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization                     New York

                             ---------------------------------------------------
                             7.     Sole Voting Power            1,528,416
        Number of Shares     ---------------------------------------------------
          Beneficially       8.     Shared Voting Power          0
         Owned by Each       ---------------------------------------------------
           Reporting         9.     Sole Dispositive Power       1,528,416
          Person With        ---------------------------------------------------
                             10.    Shared Dispositive Power     0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each
        Reporting Person                                         1,528,416

--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                        [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)       18.9%

--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)              PN






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CUSIP No. 521078-10-5                                          Page 5 of 7 pages


               This Amendment No. 8 modifies and supplements the
Schedule 13D filed on September 27, 1983, as amended by Amendment No. 1 filed on February 13, 1984, Amendment No. 2 filed on April 18, 1984, Amendment No. 3 filed on May 2,
1984, Amendment No. 4 filed on October 23, 1990, Amendment
No. 5 filed on April 13, 1994, Amendment No. 6 filed on
December 14, 1994, and Amendment No. 7 filed on May 14,
1996, with respect to the securities of Lazare Kaplan International Inc. ("LKI"). Except to the extent supplemented by the information contained in this Amendment
No. 8, such Schedule 13D, as amended as provided above, remains in full force and effect.

Item 5.  Interest In Securities of the Issuer

               Leon Tempelsman & Son, a New York limited partnership of which Leon Tempelsman and Maurice Tempelsman are the general partners ("LTS"), is the record owner of 1,528,416 shares of Common Stock representing 18.9% of the issued and outstanding shares of Common Stock of LKI.

               On December 17, 1996, LKI effected a public offering of 2,200,000 shares of its Common Stock, of which 400,000 shares were sold by Maurice Tempelsman as a selling securityholder. The price for each share of Common Stock sold by Maurice Tempelsman to the underwriters was $17.75, which included a commission equal to $1.77 per share.

               On August 12, 1996, Maurice Tempelsman sold an aggregate of 25,400 shares of Common Stock of LKI at a price of $13.00 per share in an open market transaction.

               On June 14, 1996, Maurice Tempelsman made a gift of 1,125 shares of Common Stock.

               No other dispositions of Common Stock have been made by Maurice Tempelsman since the filing of Amendment No.
7.  Mr. Tempelsman has not made any acquisitions of Common
Stock since the filing of Amendment No. 7.

               Maurice Tempelsman is the record and beneficial owner of 1,910,409 shares of Common Stock and is deemed to own beneficially the 1,528,416 shares of Common Stock owned by LTS. Mr. Tempelsman has sole power to vote and dispose of all of the foregoing shares, or an aggregate of 3,438,825





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CUSIP No. 521078-10-5                                          Page 6 of 7 pages


shares of Common Stock, representing 42.7% of the issued and outstanding Common Stock of LKI.

               The following sales of Common Stock, all of which were effected in open market transactions, have been made by Leon Tempelsman since the filing of Amendment No. 7:


        Date            No. of Shares    Price per Share
        -----           -------------    ---------------

        7/23/96                 516                $14.00
        7/24/96               3,000                $13.25
        7/29/96               4,100                $13.25
        8/06/96                 700                $13.125
        8/07/96                 300                $13.125
        8/08/96               7,200                $13.125
        8/09/96              11,000                $13.00


               On September 20, 1996, Leon Tempelsman exercised an employee stock option granted to him on April 8, 1992 to purchase 55,000 shares of Common Stock, at an exercise price of $6.60 per share.

               No other dispositions or acquisitions of Common Stock have been made by Leon Tempelsman since the filing of Amendment No. 7.

               Leon Tempelsman is the record holder of 89,641 shares of Common Stock, of which 34,641 shares are held as custodian for his children. Mr. Tempelsman is deemed to own beneficially 2,240 shares held of record by his spouse, an aggregate of 53,541 shares held of record by his two sisters, 34,641 shares held of record by one of his sisters as custodian for her children, and 1,600 shares held of record by his brother-in-law, as to all of which shares Mr. Tempelsman has been granted a proxy. In addition, Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares of Common Stock owned by LTS and 150,550 shares of Common Stock which are the subject of currently exercisable options granted to Mr. Tempelsman pursuant to LKI's 1988 Stock Option Incentive Plan. Mr. Tempelsman has sole power to vote all of the foregoing shares, or an aggregate of 1,860,629 shares of Common Stock representing 22.7% of the issued and outstanding Common Stock of LKI, and has sole power to dispose of the 89,641 shares held by him of record,





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CUSIP No. 521078-10-5                                          Page 7 of 7 pages


the 150,550 shares issued to him upon the exercise of his options, and the 1,528,416 shares held by LTS.

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 8 to the Schedule 13D filed by the undersigned is true, complete and correct.

December 30, 1996

                                    /s/ Maurice Tempelsman
                                    --------------------------------------------
                                    Maurice Tempelsman


                                    /s/ Leon Tempelsman
                                    --------------------------------------------
                                    Leon Tempelsman


                                    Leon Tempelsman & Son

                                    By:/s/ Maurice Tempelsman
                                    --------------------------------------------
                                            Maurice Tempelsman,
                                            General Partner

                                    By:/s/ Leon Tempelsman
                                    --------------------------------------------
                                            Leon Tempelsman,
                                            General Partner